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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of March 2001

                         Commission file number: 1-14824

                               TNT POST GROEP N.V.


                                 Neptunusstraat 41-63
                                 2132 JA Hoofddorp
                                 The Netherlands


                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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                                 EXPLANATORY NOTE

         Attached is an English translation of the letter agreement dated March 9, 2001, between TNT Post Groep N.V. and The State Secretary of Transport, Public Works and Water Management, on behalf of The State of the Netherlands.

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                                                                   9 March, 2001

To
The Chairman of the Board of Management
of TNT Post Groep N.V.
Mr. A.J. Scheepbouwer
Neptunusstraat 41-63
2132 JA Hoofddorp


                                  CONFIDENTIAL

Date:
9 March 2001
Subject:
Request for confirmation of our agreements


Dear Mr. Scheepbouwer,

As you know in the last few weeks discussions have been held between TNT Post Groep N.V. (hereinafter "TPG"), my Ministry and the Ministry of Finance in connection with reconsidering the position of the State of the Netherlands (the "State") in TPG. These discussions have been constructive and have resulted in the agreements mentioned hereinafter between TPG and the State. It is noted that all agreements referred to in this letter are subject to the explicit reservation that the Netherlands Parliament gives its endorsement in respect of the reconsideration of the position of the State in TPG.

1. The State and TPG have agreed to undertake the necessary steps which will result in the amendment of certain elements of the corporate regime of TPG. In particular these amendments will relate to the elements which were implemented in 1994 upon the initial public offering of Royal PTT Nederland N.V. (at that time consisting of both postal and telecommunications activities) in connection with safeguarding the public interest of the State to have a reliable holder of the postal and the telecommunications concessions. As already known, under the terms of the demerger of the postal and the telecommunications activities in June 1998 these elements have been duplicated and taken over mutatis mutandis by TPG.

In particular this concerns the following three corporate elements:

(a) the Royal PTT Nederland N.V. Enabling Act, to the extent it provides for an exceptional position for TPG in respect of the statutory large company regime;

(b)      the option to acquire preference shares A; and

(c)      the right of the State to appoint (three) supervisory board members.

2. With regard to agreements under 1 TPG shall in any event initiate the amendment of its articles of association that is required to remove the elements mentioned under 1 (b) and (c). In addition, the State, in its capacity as ordinary and special shareholder of TPG, shall in any event be obliged to co-operate with such amendments of the articles of association of TPG by voting in favour of the proposal concerned. Also on behalf of the Minister of Finance I confirm my intention to initiate legislation to terminate the special position of TPG in respect of the statutory large company regime.

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         As part of these agreements the "A" and "B" loans (referred to in Annex
         V to the Agreements referred to in section 6) shall be repaid including any accrued interest, to be payable on 31 December 2003 or a later date to be agreed by TPG and the State.

3. The State and TPG have discussed that the State wishes to retain the special share, (the fourth element which was implemented in 1994 upon the initial public offering of Royal PTT Nederland N.V. as mentioned above), until (i) the financial interest of the State shall be reduced to a non-significant interest, taking into account the financial interest of the State in TPG (and in this connection the creation of the special share at that time) and (ii), without prejudice to section 4 of this letter, maintaining the special share shall not be required anymore to safeguard good quality postal services referred to in article 2 of the Postal Act.


         The State and TPG have agreed to discuss these issues further in due time.


4. The State and TPG have also agreed to jointly explore whether the regulatory concession for postal services referred to in article 2a of the Postal Act, currently granted to TPG, can be transferred to one of TPG's current (direct or indirect) subsidiaries. The basic premise behind this exploratory investigation is that good quality postal services as mentioned in article 2 of the Postal Act be safeguarded. In the context of this investigation, the interest in maintaining the special share shall be weighted as well as the scope of powers currently attached to the special share, to be taken into consideration in the event the financial interest of the State shall be reduced to a non-significant interest.

5. The reconsideration of the position of the State of its capacity as a holder a financial interest in TPG, is to be addressed separately from the current process to remove the special treatment of TPG with regard to the large company regime, the preference shares A, and the appointment of supervisory directors by the State. In this connection, the State and TPG have discussed that the State considers it desirable and possible that the State gradually withdraws as an ordinary shareholder (whereby reference is made to the last sentence of this section 5). When and how this partial withdrawal shall be effected is not clear at this stage. Any possible sale by the State shall be held dependent primarily on market conditions. A businesslike attitude shall be taken weighing the legitimate interests of all parties concerned (including TPG's). Any possible public or private offering by the State of its shareholding in TPG shall occur upon consultation with TPG and shall be effected in mutual co-ordination with TPG.

         The State and TPG have agreed that TPG shall fully co-operate with a (further) reduction by the State as a an ordinary shareholder of its interest in TPG, taking into account all legitimate interests of TPG.

         I confirm, also on behalf of the Minister of Finance, that the State does not currently intend to reduce its shareholding in TPG below 10% of the outstanding share capital of TPG (at any time) by a sale.

6. The State and TPG declare that as a result of the agreements mentioned under section 1 to 5 the heads of agreement dated 23 June 1998 (the "agreements") have been changed as follows:

         a) the Agreements to the extent relating to the corporate elements mentioned under section 1, second paragraph of this letter titled "corporate elements"

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                  shall be terminated, with the exception of the Agreements
                  which relate to the rights attached to the special share; and

         b) from section 5 of this letter it follows that article 3.2 of the Agreements shall be terminated. As a result, the State can sell its shares in TPG whenever it wishes, without prejudice to the final sentence in section 5. We agreed that the State, in its capacity as shareholder in TPG and as long as it remains a shareholder in TPG shall, on the request of TPG, co-operate to implement additional anti take-over devices in the articles of association of TPG to the extent these anti take-over devices are permitted under Dutch law and the Listing and Issuing Rules (FONDSENREGLEMENT).


         For the record it is noted that the other provisions of the Agreements (including provisions 3.1, 3.3, 3.4 and provisions 4.2. to 4.6) shall continue to apply. Once the financial interest of the State has been reduced to a non-significant interest, the State and TPG shall then reconsider and if necessary, amend or terminate the agreements mentioned in this letter and the Agreements (as amended by this letter).

         I would appreciate if you would sign the enclosed copy of this letter on behalf of TPG and return this to me to confirm that this letter reflects our agreements.


         Yours sincerely,

         THE STATE SECRETARY OF TRANSPORT, PUBLIC WORKS AND WATER MANAGEMENT,

         drs. J.M. de Vries


         Signed for agreement

         On behalf of TNT Post Groep N.V. on 9 March 2001



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                        REPRESENTATION PURSUANT TO
                        RULE 306 OF REGULATION S-T

This document represents a fair and accurate English translation of the Dutch language document.


                               By: /s/ JEROEN BRABERS
                                   ------------------------------
                                   Name: Jeroen Brabers
                                   Title: General Counsel, TNT Post Group N.V.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TNT POST GROEP N.V.


                                           By:   /s/ JEROEN BRABERS
                                                 -------------------
                                                 Name: Jeroen Brabers
                                                 Title:  General Counsel




Date: March 15, 2001